UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number - 001-05558
CUSIP Number - 486026107

NOTIFICATION OF LATE FILING
(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: June 30, 2007
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: __________________________________

Read Instruction(on back page)Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant Katy Industries, Inc.
Former name if applicable

Address of principal executive office (Street and Number): 2461 South Clark Street, Suite 630
City, state and zip code: Arlington, Virginia 22202

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Katy Industries, Inc. (the “Company”) is unable to timely file its Quarterly Report on Form 10-Q for the period ended June 30, 2007 without unreasonable effort or expense because of its ongoing preparation of restated financial statements as previously described in the Company’s Current Report on Form 8-K filed with the SEC on August 10, 2007.  The Company’s Audit Committee, in consultation with management, determined that the Company will need to restate the following previously issued financial statements: 1) the consolidated financial statements as of December 31, 2006 and 2005 and for the years then ended contained in the Company’s Annual Report on Form 10-K; and 2) the consolidated financial statements for the quarters ending March 31, 2006 and 2007, June 30, 2006, and September 30, 2006 contained in the Company’s corresponding Form 10-Qs.  As previously described in the Form 8-K filed with the SEC on August 10, 2007, which such Form 8-K is incorporated herein by reference, these restatements will correct the errors identified in the physical inventory count of raw material used for valuation purposes at the Company’s wholly-owned subsidiary, Continental Commercial Products, LLC (“CCP”).  These errors were caused by intentional acts of a CCP employee who improperly accounted for physical quantity of raw material inventory and who has since been dismissed.

The Company is in the process of preparing restated financial statements to record lower inventory valuation and higher loss from continuing operations and net loss, and to make adjustments for certain other items as described in its Form 8-K.

Due to the ongoing preparation of restated financial statements, including prior year financial information necessary for comparison to interim financial data, the Company could not have timely filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 without unreasonable effort or expense.  Once these matters are finalized, the Company intends to file its Amended Annual Report on Form 10-K as of December 31, 2006.  The Company also intends to file an Amended Quarterly Report on Form 10-Q as of March 31, 2007 once these matters are finalized. In addition, the unaudited quarterly financial information included in the Company’s Quarterly Reports on Form 10-Q as of March 31, 2006, June 30, 2006 and September 30, 2006 will be updated as the Company files its corresponding Quarterly Reports for 2007.  The Company expects that its Form 10-Q for the quarter ended June 30, 2007 will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.

Internal Control Considerations

In connection with the Company's evaluation of the restatement described above, management has concluded that the restatement is the result of previously unidentified material weaknesses in the Company's internal control over financial reporting.  A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected.  Management has also determined that the Company's disclosure controls and procedures were ineffective as of December 31, 2005 and 2006, March 31, 2006 and 2007, June 30, 2006, and September 30, 2006.

These control deficiencies will result in the restatement of the Company's consolidated financial statements for December 31, 2005 and 2006, March 31, 2006 and 2007, June 30, 2006, and September 30, 2006.  Additionally, these control deficiencies could result in further misstatements to the Company's financial statements, which would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.  Accordingly, management determined that these control deficiencies represented material weaknesses in internal control over financial reporting.  Management has also determined that the Company’s disclosure controls and procedures were ineffective as of December 31, 2005 and 2006, March 31, 2006 and 2007, June 30, 2006, and September 30, 2006 due to the material weaknesses described below.  In addition, the Company expects to report that its disclosure controls and procedures were ineffective as of June 30, 2007.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Amir Rosenthal	(703)	236-4300
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three and six months ended June 30, 2006, our net sales previously reported will remain unchanged.  The impact of the above adjustments on our previously reported loss from continuing operations for both periods will be to reduce our loss from continuing operations by $0.5 million.  The impact of the above adjustments on our previously reported net loss for the three and six months ended June 30, 2006 will be an increase of net loss of $52 thousand and $6 thousand, respectively.

For the three months ended June 30, 2007, we expect net sales to be slightly lower than in 2006 primarily due to lower volumes being partially offset by price increases.  We are also expecting lower gross profit due to higher material costs and our inability to recover these costs from our customers even though we did implement price increases.  We expect to report net income for the three months ended June 30, 2007 which compares to a net loss in the same period in 2006 primarily as a result of a gain recognized on the sale of our Contico Manufacturing Ltd. business unit in June 2007 offset by the impact of the gross margin decline, higher severance, restructuring and related charges and higher loss on the sale of assets.

For the six months ended June 30, 2007, we expect net sales to be higher than 2006 primarily due to price increases.  We are also expecting lower gross profit due to higher material costs and our inability to recover these costs from our customers even though we did implement price increases.  We expect to report a lower net loss for the six months ended June 30, 2007 compared to the same period in 2006 primarily as a result of a gain recognized on the sale of our Contico Manufacturing Ltd. business unit in June 2007 offset by the impact of the gross margin decline, higher severance, restructuring and related charges and higher loss on the sale of assets.

The Company is diligently working on completing the consolidated financial statements for the three and six months ended June 30, 2007.  However, these consolidated financial statements are still in the process of being completed and reviewed by management and our Audit Committee.  Thus, the consolidated financial statements are subject to change.

The disclosure set forth above and the information incorporated by reference herein contain various “forward-looking statements” as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934, as amended.  The forward-looking statements are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management.  We have based these forward-looking statements on current expectations and projections about future events and trends affecting the financial condition of our business.  These forward-looking statements are subject to risks and uncertainties that may lead to results that differ materially from those expressed in any forward-looking statement made by us or on our behalf, including, among other things, the risk that we may be unable to complete our restatements on a timely basis and file those reports with the SEC as expected and that our current expectations regarding our results of operations differ materially from our restated results of operations.  Words and phrases such as “expects,” “estimates,” “will,” “intends,” “plans,” “believes,” “should”, “anticipates” and the like are intended to identify forward-looking statements.  Forward-looking statements included herein are as of the date hereof and, except as may be required by applicable securities laws, we undertake no obligation to revise or update such statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  All forward-looking statements should be viewed with caution.

Katy Industries, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2007	By:	/s/ Amir Rosenthal Amir Rosenthal Vice President, Chief Financial Officer, General Counsel and Secretary